FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2003

                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




            Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

            Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       GRANITE MORTGAGES 03-2 PLC


                                       By:   /s/  Clive Rakestrow
                                            ---------------------------------
                                       Name:  L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title:  Director
Date: 25 November 2003



                                       GRANITE FINANCE FUNDING LIMITED


                                       By:  /s/  Nigel  Charles Bradley
                                            ---------------------------------
                                       Name:   Nigel Charles Bradley
                                       Title:  Director
Date: 25 November 2003

                                       GRANITE FINANCE TRUSTEES LIMITED


                                       By:  /s/  Daniel Le Blancq
                                            ---------------------------------
                                       Name:   Daniel Le Blancq
                                       Title:  Director
Date: 25 November 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 October 2003 - 31 October 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                              188,469

Current Balance                                        (GBP)13,818,644,192

Last Months Closing Trust Assets                       (GBP)14,473,227,470

Funding share                                          (GBP)13,377,683,781

Funding Share Percentage                                      96.81%

Seller Share*                                           (GBP)440,960,411

Seller Share Percentage                                        3.19%

Minimum Seller Share (Amount)*                          (GBP)375,508,566

Minimum Seller Share (% of Total)                              2.72%

Excess Spread this period (% of Total)                         0.12%
-------------------------------------------------------------------------------

* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans



--------------------------------------------------------------------------------------------------
                          Number        Principal (GBP)     Arrears (GBP)      By Principal (%)

< 1 Month                 186,009       13,657,991,728           0                 98.84%

> = 1 < 3 Months           1,909         126,566,986          1,168,029             0.92%

> = 3 < 6 Months            437           26,653,448           637,074              0.19%

> = 6 < 9 Months            91            6,007,513            255,283              0.04%

> = 9 < 12 Months           13             710,423              39,289               0.01%

> = 12 Months               10             714,094              55,160               0.01%

Total                     188,469       13,818,644,192        2,154,835            100.00%
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Properties in Possession

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                          Number              Principal (GBP)      Arrears (GBP)

Total (since inception)     60                   2,905,203            122,603
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
Properties in Possession                                                 29

Number Brought Forward                                                   19

Repossessed (Current Month)                                              10

Sold (since inception)                                                   31

Sold (current month)                                                      3

Sale Price / Last Loan Valuation                                         1.07

Average Time from Possession to Sale (days)                              120

Average Arrears at Sale                                              (GBP)2,090

Average Principal Loss (Since inception)*                             (GBP)530

Average Principal Loss (current month)**                               (GBP)0

MIG Claims Submitted                                                      7

MIG Claims Outstanding                                                    0

Average Time from Claim to Payment                                       59
------------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month



Substitution

------------------------------------------------------------------------------------
                                                Number        Principal (GBP)

Substituted this period                            0               (GBP)0

Substituted to date (since 26 March 2001)       281,291      (GBP)21,158,382,835
------------------------------------------------------------------------------------


CPR Analysis

------------------------------------------------------------------------------------
                                                Monthly              Annualised

Current Month CPR Rate                           4.74%                 44.14%

Previous Month CPR Rate                          3.93%                 38.12%
------------------------------------------------------------------------------------


------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                            24.47

Weighted Average Remaining Term (by value) Years                        19.94

Average Loan Size                                                    (GBP)73,321

Weighted Average LTV (by value)                                        74.50%

Weighted Average Indexed LTV (by value)                                59.55%
------------------------------------------------------------------------------------


Product Breakdown

------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                49.85%

Together (by balance)                                                  26.44%

Capped (by balance)                                                     2.52%

Variable (by balance)                                                  20.48%

Tracker (by balance)                                                    0.70%

Total                                                                  100.0%
------------------------------------------------------------------------------------


Geographic Analysis

------------------------------------------------------------------------------------------------------
                          Number              % of Total             Value (GBP)      % of Total
East Anglia                4,356                 2.31%               315,065,088         2.28%

East Midlands             15,306                 8.12%               981,123,738         7.10%

Greater London            23,543                12.49%              2,736,091,550        19.80%

North                     26,879                14.26%              1,334,881,029        9.66%

North West                28,458                15.10%              1,661,001,032        12.02%

South East                29,937                15.88%              2,925,406,975        21.17%

South West                13,546                 7.19%              1,076,472,383        7.79%

Wales                      9,121                 4.84%               520,962,886         3.77%

West Midlands             14,229                 7.55%               960,395,771         6.95%

Yorkshire                 23,094                12.25%              1,307,243,741        9.46%

Total                     188,469                100%              13,818,644,192         100%
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LTV Levels Breakdown

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                                                Number               Value (GBP)       % of Total
0% < 25%                                         5,921               232,153,222         1.68%

> = 25% < 50%                                   22,563              1,538,015,099        11.13%

> = 50% < 60%                                   14,694              1,198,076,451        8.67%

> = 60% < 65%                                    8,542               736,533,735         5.33%

> = 65% < 70%                                    9,939               873,338,313         6.32%

> = 70% < 75%                                   15,919              1,296,188,825        9.38%

> = 75% < 80%                                   13,430              1,246,441,706        9.02%

> = 80% < 85%                                   14,277              1,155,238,654        8.36%

> = 85% < 90%                                   31,477              2,130,834,934        15.42%

> = 90% < 95%                                   38,881              2,655,943,414        19.22%

> = 95% < 100%                                  12,690               748,970,515         5.42%

> = 100%                                          136                 6,909,322          0.05%

Total                                          188,469             13,818,644,192        100.0%
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Repayment Method

-------------------------------------------------------------------------------------------------------
                                                Number               Value (GBP)       % of Total

Endowment                                       32,464              2,266,257,647        16.40%

Interest Only                                   13,881              1,547,688,150        11.20%

Pension Policy                                    675                64,947,628          0.47%

Personal Equity Plan                             1,411               98,112,374          0.71%

Repayment                                       140,038             9,841,638,394        71.22%

Total                                           188,469            13,818,644,192       100.00%
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Employment Status

-------------------------------------------------------------------------------------------------------
                                                Number               Value (GBP)        % of Total

Full Time                                       168,579            11,973,855,192          86.65%

Part Time                                        2,363               128,513,391           0.93%

Retired                                           471                15,200,509            0.11%

Self Employed                                   15,196              1,618,163,235          11.71%

Other                                            1,860               82,911,865            0.60%

Total                                           188,469            13,818,644,192         100.00%
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-----------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                      5.49%

Effective Date of Change                                           1 August 2003
-----------------------------------------------------------------------------------



Notes       Granite Mortgages 03-2 plc

---------------------------------------------------------------------------------------------------------------
                         Outstanding                 Rating           Reference Rate           Margin
                                                Moodys/S&P/Fitch

Series 1
A1                        $917,674,106              Aaa/AAA/AAA            1.24%                0.08%

A2                       $1,006,000,000             Aaa/AAA/AAA            1.32%                0.16%

A3                        $500,000,000              Aaa/AAA/AAA            1.41%                0.25%

B                         $76,500,000                Aa3/AA/AA             1.65%                0.49%

C                         $10,500,000              Baa2/BBB/BBB            2.71%                1.55%

Series 2

A                      (euro)300,000,000           Aaa/AAA/AAA             2.39%                0.25%

B                       (euro)72,900,000            Aa3/AA/AA              2.63%                0.49%

M                       (euro)52,300,000             A2/A/A                2.89%                0.75%

C1                      (euro)16,000,000           Baa2/BBB/BBB            5.20%          Fixed until 07/10

C2                      (euro)65,500,000           Baa2/BBB/BBB            3.69%                1.55%

Series 3

A                       (GBP)352,280,000           Aaa/AAA/AAA            4.625%          Fixed until 07/10

C                        (GBP)15,000,000           Baa2/BBB/BBB            5.32%                1.55%
---------------------------------------------------------------------------------------------------------------



Credit Enhancement

----------------------------------------------------------------------------------------------------------------------------
                                                                                                % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)                                  (GBP)137,050,418                  5.98%

Class C Notes ((GBP)Equivalent)                                         (GBP)79,770,314                  3.48%

----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                                                  % of Funding Share

Class B and M Notes ((GBP)Equivalent)                                   (GBP)137,050,418                 1.02%

Class C Notes ((GBP)Equivalent)                                         (GBP)79,770,314                  0.60%

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----------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve Fund Requirement                         (GBP)35,000,000                  0.26%

Balance Brought Forward                                                 (GBP)19,084,765                  0.14%

Drawings last Quarter                                                       (GBP)0                       0.00%

Excess Spread last Quarter                                               (GBP)1,182,862                  0.01%

Funding Reserve Fund Top-up this Period*                                    (GBP)0                       0.00%

Current Balance                                                         (GBP)20,267,627                  0.15%
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                 (GBP)24,525,584                  0.18%

Funding Reserve %                                                             0.6%                        NA
----------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.